January 28, 2013

To:

Tom Kluck

Legal Branch Chief

(202)551-3233

Re:

Band Rep Management, Inc.

Amendment No.2 to Registration Statement on Form S-1

Filed October 29, 2012

File No. 333-183373

 Dear Mr. Kluck:

Thank you for the comment letter dated November 16, 2012. Please find below the answers for the comments.

General

1. We note your response to comment 1 of our letter dated October 19, 2012.  We reissue our comment.  Please affirmatively confirm to us that you have not authorized anyone to provide any written materials to qualified institutional buyers or institutional accredited investors on your behalf.

Answer:

We have amended the 2nd full paragraph on page 7:

We have not and will not provide any written materials to qualified institutional buyers or institutional accredited investors and we have not and will not authorize anyone to provide it on our behalf.

2. Please update the financial information within your filing.  At this time, you may do so on an unaudited basis.  Reference is made to Rule 8-08 of Regulation S-X.

 Answer:

We have updated the financial information within the filing according to Rule 8-08 of Regulation S-X.

Risk Factors, page 11

The Company may not be able to generate sufficient cash flow …, page 12

3. We note your response to comment 4 of our letter dated October 19, 2012.  We note that your current liabilities are $1,345.  Please disclose to whom this amount is owed and the interest rate applicable to this debt.   Please advise whether there is a written agreement associated with your debt obligation.  Please make similar revisions to your disclosure on page 40.

Answer:

We have amended the first Risk Factor on page 13, between parentheses: “our current liabilities are $7,100. This amount is related to bookkeeping and EDGArization costs - $2,100 and a loan from the president of $5,000”

We have also disclosed on the Results of Operations on page 49: “…The Company had Liabilities of $7,100 as of November 30, 2012. This amount was comprised of EDGARizing costs ($600), bookkeeping costs ($1,500) and a loan from the president ($5,000). The EDGARizing and bookkeeping costs were paid in December, 2012 and the president’s loan has no fixed repayment date and bear no interest.”

Description of Business, page 24

Regulatory Matters, page 26

4. We note your response to comment 8 of our letter dated October 19, 2012. We reissue our comment.  Please expand your disclosure to discuss the regulations applicable to companies based in Canada or other jurisdictions in which you intend to conduct business, not just securities regulations or Nevada law.  Please discuss the impact these regulations may have on investors. If there are no laws that would impact investors, please affirmatively state this.

Answer:

We have revised our disclosure by adding the following sentence as the 7th paragraph on page 23 and as the last paragraph on page 26:

“The Company is not aware of any regulatory matters applicable to conducting business in the manner described herein.”

Exhibits

5. Please revise the exhibit list to indicate the filing where each exhibit may be located.  Additionally, please revise to indicate that counsel’s consent is located within the legal opinion.

Answer:

We have revised the exhibit list indicating the filing where each exhibit may be located and we have included an exhibit indicating where the counsel’s consent is located.

Sincerely,

/s/ Sergio Galli

President

Band Rep Management, Inc.